Form 51-102F3
Material Change Report
Item 1.	Name and Address of Reporting Issuer
Jet Metal Corp. (the "Corporation" or "Jet Metal") Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change
November 3, 2016
Item 3.	News Release
A news release announcing the material change referred to in this report was issued through Marketwired on November 3, 2016, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change

Jet Metal announced that Jim Scott, CEO of Jetlines and Mark Morabito, President & CEO of Jet Metal Corp. applauded the announcement by federal Transport Minister, Marc Garneau, that will allow Jetlines to move one step closer to becoming operational as Canada's first true ULCC airline.  Minister Garneau announced earlier on November 3, 2016 in Montreal, that he has approved Jetlines' request for exemption from current foreign ownership rules, which will allow the airline to access necessary capital in order to begin operations.

Item 5.1.	Full Description of Material Change
For a full description of the material change, please see the news release attached as Schedule "A" to this Material Change Report.
Item 5.2.	Disclosure for Restructuring Transactions
Not Applicable.
Item 7.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Sheila Paine, Corporate Secretary Phone: (604) 681-8030 ext. 238 Fax: (604) 681-8039

Item 9.	Date of Report
November 7, 2016

SCHEDULE "A"

DISSEMINATION IN THE UNITED STATES OR
 FOR RELEASE TO U.S. NEWSWIRE SERVICES
NEWS RELEASE
Canada Jetlines and Jet Metal Corporation applaud Transport Minister
 Marc Garneau for approving exemption request that will allow for the launch of Canada's first Ultra Low Cost Carrier (ULCC)

November 3, 2016   (TSXV: JET)
Jet Metal Corp. (TSXV: JET) (the "Company" or "Jet Metal") and Canada Jetlines Ltd. ("Jetlines") are pleased to announce that Jim Scott, CEO of Jetlines and Mark Morabito, President & CEO of Jet Metal Corp. applauded today's announcement by federal Transport Minister, Marc Garneau, that will allow Jetlines to move one step closer to becoming operational as Canada's first true ULCC airline.  Minister Garneau announced earlier today in Montreal, that he has approved Jetlines' request for exemption from current foreign ownership rules, which will allow the airline to access necessary capital in order to begin operations.

"Today's announcement will pave the way for Canadian air travellers to soon have access to jet air service in both un-served and underserved markets throughout the country and all Canadians will benefit from the lower airfares provided by a ULCC," stated Jim Scott.  "This is a great news announcement that will also create thousands of jobs and help stimulate local economies in communities all across Canada. Once in operations Jetlines also intends to purchase new aircraft."

On May 16 of this year, Jetlines and its strategic partner, Jet Metal, had applied directly to the Minister of Transport under subsection 62(1) of the Canada Transportation Act seeking to obtain a license for Jetlines at a foreign ownership threshold of up to 49%.  The current rules set a foreign ownership level to a maximum of 25%.  Under law, the Minister may grant an exemption, if the government believes it is in the "public interest" to do so.

"The Minister's announcement is further confirmation that there is a lack of access to risk capital in Canada, and that foreign investment is critical to meeting consumer demand in the airline sector through increased competition," said Mark Morabito.   "With the Minister's announcement today, we now have the opportunity to offer new options for the more than 10 million Canadians who are not choosing to fly in Canada, and to repatriate the five million annual flights Canadians have been accessing via US airports, and bring that business back to Canada."

While approving the exemption for Jetlines, the Minister has indicated he is pursuing a permanent policy change through the legislative process, in order to provide greater opportunities for investment and more options for Canadian air travellers.

Jetlines and Jet Metal will now be working to satisfy the final conditions associated with the closing of the business combination transaction between the parties (the "Transaction"). Additional information regarding the process for the closing of the Transaction will be provided in a subsequent news release from the parties.

Regulatory Disclosure

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the Unites States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

The Transaction remains subject to the final approval of the Exchange and other conditions customary for a transaction of this nature. There can be no assurance that the Transaction will be completed as proposed or at all. Additional information as required can be found in the Jet Metal Management Information Circular dated Jun 17, 2016 and available on SEDAR at www.sedar.com or will be provided by way of a subsequent news release. Trading in the common shares of the Company on the Exchange will remain halted until such times as the requirements of the Exchange are met.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Jet Metal should be considered highly speculative.

The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

ON BEHALF OF JET METAL CORP. "Mark J. Morabito" President & CEO	ON BEHALF OF CANADA JETLINES LTD. "Jim Scott" Chief Executive Officer

For more information, please call:
Chris Froggatt,
NATIONAL Public Relations
T: 613-2189545
E: cfroggatt@national.ca

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to with respect to: (i) Jetlines' business objectives and investment requirements; (ii) removal of conditions relating to the completion of the Transaction; (iii) the financing of the transaction and start-up of a ULCC; and (iv) receipt of TSXV approval of the Transaction.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the accuracy, reliability and applicability of the Jetlines' business model; the timely receipt of governmental approvals, including the receipt of approval from regulators in Canada, the United States, Mexico and other jurisdictions where Jetlines may operate; the timely commencement of operations by Jetlines and the success of such operations; the ability of Jetlines to implement its business plan as intended; the legislative and regulatory environments of the jurisdictions where the Jetlines will carry on business or have operations; the impact of competition and the competitive response to the Jetlines' business strategy; and the availability of aircraft. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to acts of God, the impact of general economic conditions, changing domestic and international airline industry conditions, volatility of fuel prices, increases in operating costs, terrorism, pandemics, currency fluctuations, interest rates, risks specific to the airline industry, the ability of management to implement Jetlines' operational strategy, the ability to attract qualified management and staff, labour disputes, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund operations may not be obtained and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.